Applied Visual Sciences, Inc.

250 Exchange Place, Suite H

Herndon, Virginia 20170

September 15, 2010

Via Fax: 202-772-9210

Ms. Laura Veator

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Visual Sciences, Inc. (formerly, Guardian Technologies International, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed April 2, 2010
(File No. 000-28238)

Dear Ms. Veator:

This is to follow up my voice message today regarding Applied Visual Sciences, Inc.’s (formerly, Guardian Technologies International, Inc.) (the “Company”) proposed response to the Securities and Exchange Commission staff’s letter of comment, dated September 1, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. In an effort to respond more fully to the staff’s letter of comment, the Company hereby requests an extension of the time required to respond to the letter of comment until September 24, 2010, so that the Company may further review applicable accounting guidance regarding the anti-dilutive provisions contained in the debenture warrants and expand the Company’s proposed response related thereto.

If you have any question regarding this foregoing, please feel free to contact the undersigned at (703) 464-5495, extension 143.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Mr. Stephen Kirkorian, Accounting Branch Chief